UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMZ Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Ste. 826
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd Suite 1702 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Maylee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMZ Trading, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Class A Member

Title

2/28/2019

Notary Public

OFFICIAL SEAL
GINA GARCIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/12/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMZ Trading, LLC

(An Illinois Limited Liability Company)

Financial Statements
And Independent Audit Report
December 31, 2018

(Filed pursuant to SEC Rule 17a-5)

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2018

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of CMZ Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CMZ Trading, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CMZ Trading, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CMZ Trading, LLC's management. Our responsibility is to express an opinion on CMZ Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CMZ Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
We have served as CMZ Trading, LLC's auditor since 2010.
Chicago, Illinois 60604
February 26, 2019

CMZ Trading, LLC
Statement of Financial Condition
as of December 31, 2018

Assets		
Cash and cash equivalents	$	213,136
Marketable securities		
Long options at fair value		65,369,350
Open Trade Equity Futures		3,634,448
CME Stock pledge at market value		1,318
Exchange memberships (at FMV)		1,449,500
Fixed assets net of depreciation		18,520
Accounts Receivable		34,952
CME Dividend Receivable		12
Preferred stock		10,000
Equity deposit		7,500
Lease deposit		4,394
Prepaid Expense		21,104
Total assets	$	70,764,234
Liabilities		
Due to Clearing Firm		1,513,920
Short options at fair value		57,197,665
Dividend/ Interest payable		28,217
Accrued expenses payable		73,045
Total liabilities		58,812,847
Member equity		11,951,387
Total liabilities and members' equity	$	70,764,234

The accompanying notes are an integral part of these financial statements.

NOTE 1   Organization

CMZ Trading, LLC (The "Company") was organized under Limited Liability Company Act of Illinois January 21, 2003. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **CMZ Trading, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under   the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2   Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the   reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad based indexes, including options thereon. These derivative financial   contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial   margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are   generally equal to the daily changes in the contract value and are recorded as unrealized gain or loss.   The Company recognizes a realized gain or loss when a futures contract is closed.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.
Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions.
Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing broker.

Trading and Exchange Memberships: The Company's trading and exchange memberships include trading rights and publicly traded shares of exchange stock required to be held for membership privileges. Exchange memberships have been carried at cost and evaluated periodically for impairment. At December 31, 2018 management determined that the value of exchange memberships has declined. The estimated value of the memberships at December 31, 2018 is $1,449,500. The company took an impairment loss in the amount of $ 1,933,693 and was recorded as an expense in the Statement of Income.

NOTE 2   **Significant Accounting Policies (continued)**

Stock in exchanges not held for operating purposes is carried at fair value and is included in securities owned in the statement of financial condition. Gains and losses on stock and memberships in exchanges are computed based upon specific identification.

Income Taxes: A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2018.

Statement of Cash Flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation: Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment

NOTE 3   **Recent Accounting Development**

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), to clarify the principles for recognizing revenue. In August 2015, the FASB subsequently issued ASU No. 2015-14, Deferral of the Effective Date. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017.

In October 2017, the FASB issued Accounting Standards Update No. 2017–13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): For non-public entities, the standard is effective for annual reporting periods beginning after December 15, 2018. The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer and de-recognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

The amendments in this Update are effective for fiscal years beginning after December 15, 2018 for public business entities and not-for-profit entities. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019. Early application is permitted for all entities. The Company is evaluating the impact this ASU will have on future financial statements.

NOTE 3   Recent Accounting Development (continued)

In August 2014, the Financial Accounting Standards Board issued ASU 2014-15 Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The new standards update requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. These changes are effective for the annual financial statement period ending after December 15, 2016, and for subsequent annual periods and interim periods. Early application is permitted. This update was effective for the Company's annual period ended December 31, 2017. The initial assessment of the Company did not indicate any substantial doubt about the entity's ability to continue as a going concern.

NOTE 4   Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with ABN AMRO Clearing Chicago, LLC The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. The Company's interest in ABN AMRO Clearing Chicago, LLC is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange,   the Company is required to maintain a minimum net liquidly trading value of $ 1 million in ABN AMRO Clearing Chicago, LLC and is exclusive of the preferred stock value of $10,000.

NOTE 5   Fair Value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset   or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund.

Certain swap contracts are cleared at designated clearing organizations or central counterparties rather than remaining bilateral agreements; however, the designated clearing organizations or central counterparties generally utilize pricing models to price these cleared swaps. Generally, the inputs for models to value swaps do not have a material amount of subjectivity. Pricing inputs, such as relevant interest rates and yield curves, are observed from actively quoted markets.

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested.

NOTE 5 **Fair Value measurements (continued)**

Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value	Level 1
Options & Derivatives	65,369,350
Open Trade Equity Futures	3,634,448
CME Stock Pledge	1,318
Total at Fair Value	$ 69,005,115

Liabilities at Fair Value	Level 1
Options sold, not yet purchased	57,197,665
Total at Fair Value	$57,197,665

NOTE 6 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2018 the Company had net capital of $8,902,160, which was $8,802,160 in excess of its required net capital.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 7 **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

NOTE 7   Derivative Financial Instruments and Off-Balance Sheet Risk (continued)

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.
These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

NOTE 8   Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.
Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2018 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Derivate	Asset	Notional	Liability	Notional
	FMV	Value Long	FMV	Value Short
Long Equity Options	$65,369,350	$2,993,129,401		
Equity Options sold, not yet purchased			$57,197,665	$3,759,116,257
Open trade Equity Futures	$3,364,448	$1,929,630,300		$1,455,395,940

NOTE 9   Due to/from Broker-Dealers

Payable to broker-dealers as of December 31, 2018 consist of the following:

Broker-dealer $1,513,920

The amount receivable from/ payable to broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2018, substantially all assets of the Company are deposited with the clearing broker.

Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 10   Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

NOTE 11   Risks

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions. It is the Company's policy to review, as necessary, the credit risk of all trading positions.

The Company's market risk is attributable to potential changes in the market value of portfolios of financial instruments and is affected by various factors including the size and composition of positions held, interest rates, volatility and liquidity. Theoretically, the Company's exposure is equal to the cost of securities or contracts purchased and unlimited on securities or contracts sold short. The Company's overall exposure to market risk is impacted by its use of hedging strategies. The Company controls its exposure to market risk through various hedging strategies, analytical measures and techniques.

Purchased options on securities or futures contracts may provide the Company with the opportunity to deliver or to take delivery of the assets underlying the options at a contracted price. Options written on securities or futures contracts may obligate the Company to deliver or to take delivery of securities or futures contracts at a contracted price in the event the option is exercised by the holder. This may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or futures contracts in the open market. To minimize these risks, the Company may be long or short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company may hold other financial instruments, which can be used to settle or offset the risk of these obligations.

NOTE 11   Risks (continued)

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these brokers. Additionally, as part of these clearing relationships, the Company's market-making activities are cleared by broker-dealers pursuant to Rule 15c3-1(a)(6) agreements. Per these agreements, the Company's clearing brokers are required to make certain calculations to assure compliance with the rule. This can also result in credit risk with these clearing brokers in the event a clearing broker does not fulfil its obligations under the agreements. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations governing brokers in the United Sates, as well as the Company's periodic monitoring of each clearing broker's creditworthiness.

The Company maintains cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company is subject to regulatory oversight. Although open matters are subject to uncertainties inherent in the process and ultimate disposition is not presently determinable, management believes that the ultimate resolution will not have a significant impact to the ongoing operations of the Company.

NOTE 12   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 13   Preferred Stock

The Company owns preferred in their broker dealer, ABN AMRO Clearing Chicago LLC. There are no calls or puts against the preferred stock and it can be redeemed by CMZ Trading, LLC for its $10,000. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 14   Pledged stock

Pursuant to the Chicago Mercantile Exchange rule 902 certain assigned Class A shares and memberships are pledged to the Exchange as security for clearing member's obligations. Assigned shares and memberships may be sold by the Exchange in the event of insolvency or a clearing member. The proceeds of such sale will be used to fulfill the obligations of the member.

The Company transferred out 20,000 shares of CME Class A Common Stock to various members of the Company on 02/22/2018.

At December 31, 2018, the CME Class A shares carried at estimated fair values consist of the following:

CME Group Class A   7 shares pledged to Exchange

Fair value of Stock pledged $1,318

NOTE 15   Exchange memberships

The Company owns Memberships with the following exchanges: Chicago Board of Trade (CBOT) Commodity Option Membership, Chicago Mercantile Exchange (CME) Index and Option Market Membership and Chicago Board Option Exchange. Memberships are carried at FMV.

NOTE 16   Subsequent events

Management has evaluated subsequent events through February 26, 2019, the date the financial statements were issued.